FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2004

PFEIFFER VACUUM TECHNOLOGY AG

(Translation of registrant’s name into English)

Berliner Strasse 43
D-35614 Asslar
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes	☐	No	☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes	☐	No	☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

PFEIFFER VACUUM TECHNOLOGY AG

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENT OF INCOME
(in thousands other than per share amounts)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
	€	€	€	€
Net sales	39,205	35,639	117,492	102,276
Cost of sales	(22,763)	(20,602)	(66,379)	(60,009)

Gross profit	16,442	15,037	51,113	42,267
Selling and marketing expenses	(5,025)	(4,980)	(14,900)	(15,782)
General and administrative expenses	(3,018)	(2,967)	(10,136)	(9,715)
Research and development expenses	(2,213)	(2,056)	(6,875)	(6,996)

Operating profit	6,186	5,034	19,202	9,774
Interest expense	(2)	(6)	(21)	(206)
Interest income	112	336	773	1,186
Foreign exchange gain	94	424	824	1,834

Income before taxes	6,390	5,788	20,778	12,588
Income taxes	(2,469)	(2,720)	(8,311)	(5,916)

Net income	3,921	3,068	12,467	6,672

Net income per ordinary share and ADR (in €):
Basic	0.45	0.35	1.43	0.76

Diluted	0.45	0.35	1.43	0.76

See notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED BALANCE SHEETS
(in thousands, unaudited)

	September 30,	December 31,
	2004	2003
	€	€
ASSETS
Cash and cash equivalents	40,751	29,432
Trade accounts receivable — net	22,753	22,224
Other accounts receivable	1,962	2,125
Inventories — net	23,496	20,360
Prepaid expenses	625	593
Deferred tax assets — net	1,066	1,016
Other current assets	284	920

TOTAL CURRENT ASSETS	90,937	76,670
Property, plant and equipment — net	25,849	25,734
Note receivable	9,000	9,000
Deferred tax assets — net	3,312	3,323
Goodwill	1,037	1,037
Prepaid pension cost	2,819	2,819
Other assets	1,109	1,197

TOTAL LONG-TERM ASSETS	43,126	43,110
TOTAL ASSETS	134,063	119,780

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable	3,961	4,153
Other payables	4,814	2,252
Accrued other liabilities	9,585	8,758
Income tax liabilities	9,949	6,643
Customer deposits	1,698	1,051

TOTAL CURRENT LIABILITIES	30,007	22,857
Accrued pension	1,823	1,041
Convertible bonds payable	819	845

TOTAL LONG-TERM LIABILITIES	2,642	1,886
SHAREHOLDERS’ EQUITY
Share capital (13,459,350 no par value ordinary shares authorized, 8,790,600 issued and 8,690,524 outstanding at September 30, 2004	22,504	22,504
Additional paid-in-capital	2,821	2,821
Treasury stock (100,076 ordinary shares)	(2,438)	(2,438)
Retained earnings	80,097	73,713
Accumulated other comprehensive income (loss)	(1,570)	(1,563)

TOTAL SHAREHOLDERS’ EQUITY	101,414	95,037
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	134,063	119,780

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands of €, unaudited)

				Accumulated other
				comprehensive income (loss)
		Additional		Minimum	Cumulative	Unrealized		Total
	Share	paid-in	Retained	pension	translation	gain/(loss)	Treasury	shareholders'
	capital	capital	earnings	liability	adjustment	on hedges	stock	equity
Balance at January 1, 2003	22,504	2,821	65,870	(656)	1,560	409	—	92,508
Dividends paid			(4,903)					(4,903)
Acquisition of treasury stock							(2,438)	(2,438)
Net income			12,746					12,746
Components of other comprehensive income (loss)
— net of tax of €(305)				592	(3,609)	141		(2,876)
Total comprehensive income								9,870

Balance at December 31, 2003	22,504	2,821	73,713	(64)	(2,049)	550	(2,438)	95,037
Subtotal accumulated other comprehensive loss					(1,563)

Dividends paid			(6,083)					(6,083)
Net income			12,467					12,467
Components of other comprehensive income (loss)
— net of tax of €(57)				—	381	(388)		(7)
Total comprehensive income								12,460

Balance at September 30, 2004	22,504	2,821	80,097	(64)	(1,668)	162	(2,438)	101,414

Subtotal accumulated other comprehensive loss					(1,570)

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands, unaudited)

	Nine months ended
	September 30,
	2004	2003
	€	€
Cash flow from operating activities:
Net income	12,467	6,672
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,653	3,057
Gain on disposal of fixed assets	(48)	(98)
Change in deferred taxes	60	18
Provision for doubtful accounts	897	574
Effects of changes in operating assets and liabilities:
Trade accounts receivable	(1,298)	(158)
Other accounts receivable	169	1,650
Inventories	(3,065)	(654)
Prepaid expenses	(29)	9
Other current assets	588	(62)
Other long-term assets	(284)	(167)
Accrued pension liabilities	770	2,268
Accounts payable trade	(199)	629
Other payables	2,547	1,843
Income tax liabilities	3,241	287
Accrued other liabilities	784	(1,010)
Customer deposits	643	(615)

Net cash provided by operating activities	19,896	14,243
Cash flow from investing activities:
Proceeds from disposal of fixed assets	132	170
Capital expenditures	(2,852)	(627)
Minority interests	—	(130)

Net cash used in investing activities	(2,720)	(587)
Cash flow from financing activities:
Dividend payment	(6,083)	(4,903)
Repayment of loan	—	(9,037)
Purchase of treasury stock	—	(1,792)
Bonds payable converted (repayments)	—	(13)

Net cash used in financing activities	(6,083)	(15,745)
Effects of foreign exchange rate changes on cash and cash equivalents	226	(1,285)

Net increase (decrease) in cash and cash equivalents	11,319	(3,374)
Cash and cash equivalents at beginning of year	29,432	72,264

Cash and cash equivalents at end of period	40,751	68,890

Non-cash transactions:
Repayments of convertible bonds and employee loans	(26)	(153)

See notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

September 30, 2004

Basis of Presentation

The accompanying unaudited consolidated financial statements of Pfeiffer Vacuum Technology AG and its subsidiaries (herein called “the Company”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for the periods presented. They do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position and results of operations have been included. Operating results for the three and nine month periods ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004. All amounts in the accompanying unaudited consolidated financial statements are presented in euros (“€”). For further information, refer to the consolidated financial statements and footnotes thereto included in the Pfeiffer Vacuum Technology AG annual report on Form 20-F for the year ended December 31, 2003, and the Company’s homepage (www.pfeiffer-vacuum.net).

The presentation of certain prior year information has been reclassified to conform to the current year presentation.

Business Overview

Pfeiffer Vacuum is a full-line manufacturer in the vacuum technology business offering solutions for a variety of customer applications relating to the generation, control and measurement of vacuum. The products developed and manufactured at the main production facility in Asslar/Germany include turbomolecular pumps, a range of backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations, as well as customized vacuum systems.

Pfeiffer Vacuum distributes its products through a network of its own sales offices and subsidiaries, as well as independent marketing agents. Moreover, there are also service support centers in most major industrial locations throughout the world. The Company’s primary markets are located in Europe, the United States and Asia.

New U.S. Legislation and Accounting Rules

As a result of the Company’s listing at New York Stock Exchange, it is subject not only to the provisions of German law (corporation, codetermination and capital market legislation) and of its own Articles of Association but also to the licensing requirements of the New York Stock Exchange. American capital market legislation — specifically the Sarbanes-Oxley Act and the rules and regulations of the Securities and Exchange Commission (SEC) — also apply to Pfeiffer.

In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 46R, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN No. 46R replaces FIN No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. The provisions of FIN No. 46R had to be applied to special-purpose entities as of December 31, 2003, and to all other entities as of March 15, 2004. The Company does not hold variable interests in special-purpose entities. The adoption of FIN No. 46R to all other variable interests did not have any impact on the consolidated financial statements of the Company.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Inventories

Inventories consist of the following:

	September 30,	December 31,
	2004	2003
	(€ in thousands)
Raw materials	8,467	7,648
Work-in-process	9,861	8,848
Finished products	10,161	8,749
Reserves	(4,993)	(4,885)

Total inventories — net	23,496	20,360

Stock-Based Compensation — Convertible Bonds

Accounting for Stock-Based Compensation

As permitted under SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended, the Company applies the intrinsic value-based method in accordance with APB No. 25 for its stock-based compensation plans. Under APB No. 25, “Accounting for Stock Issued to Employees,” compensation expense is recorded on the measurement date only if the current market price of the underlying stock exceeds the exercise price.

A summary of option shares related to the convertible bonds is as follows:

		Weighted Average
	Number of Shares	Exercise Price per
	Outstanding	Share
		€
Convertible shares outstanding January 1, 2003	395,000	45.22
Granted	—	—
Exercised	—	—
Forfeited	(65,000)	47.63

Convertible shares outstanding December 31, 2003.	330,000	44.74
Granted	—	—
Exercised	—	—
Forfeited	(10,000)	42.86

Convertible shares outstanding September 30, 2004	320,000	44.80

Shares exercisable at September 30, 2004 totaled 180,000.

SFAS 123 requires disclosure of pro forma information regarding net income and earnings per share as if the Company had accounted for its stock-based compensation to employees using the fair value method. For pro forma purposes, using the fair value method the Company’s net income would have been K€ 11,959 for the nine months ended September 30, 2004 and K€ 3,752 for the three months ended September 30, 2004; earnings per share would have been € 1.38 and € 0.43, respectively.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Share Ownership

The following table shows (known to the Company) the number of Ordinary Shares, ADR and Convertible Bonds of the Company as of September 30, 2004 by all members of the Supervisory Board and the Management Board:

Members of the Supervisory Board

	Ordinary		Convertible
	Shares	ADRs	Bonds
Dr. Michael Oltmanns	100	0	0
Michael J. Anderson	0	0	0
Prof. Dr. Klaus Jürgen Kügler	0	0	0
Götz Timmerbeil	0	0	0
Edgar Keller	0	0	0
Günter Schneider	80	0	0

Members of the Management Board

	Ordinary		Convertible
	Shares	ADRs	Bonds
Wolfgang Dondorf	56,000	200	0
Manfred Bender	400	0	750

Employees

As of September 30, 2004, the Company employed 747 people, of which 565 are in Germany and 182 in other countries.

Headcount

	September 30,
	2004	2003	2004	2003
	Germany		Other Countries
Production	301	293	57	57
Research and Development	96	93	0	2
Selling and Marketing	103	116	91	93
Administration	65	83	34	34

Total	565	585	182	186

The Company’s manpower dropped in 2004 by 3.1% primarily due to turnover; for example, termination of temporary personnel contracts, individual retirements or terminations for which new staff was not hired.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Earnings per Ordinary and Diluted Share and ADR

The following table sets forth the computation of basic and diluted earnings per share and ADR:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Numerator:
Net income (in thousands €)	3,921	3,068	12,467	6,672
Denominator:
Denominator for basic earnings per share — weighted-average shares	8,690,524	8,742,158	8,690,524	8,769,003
Effect of dilutive securities:
Convertible bonds	—	—	—	—

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	8,690,524	8,742,158	8,690,524	8,769,003

Basic earnings per share and ADR (€)	0.45	0.35	1.43	0.76
Diluted earnings per share and ADR (€)	0.45	0.35	1.43	0.76

Pension Plans

Most employees of the Company are entitled to receive pension benefits from Pfeiffer Vacuum, which are covered by defined benefit plans.

In November 2003, the Company established for the German Pension Plans the Pfeiffer Vacuum Trust e.V. (“the Trust”), a registered association. It is an independent, bankruptcy-protected, separate legal entity whose sole purpose is to act in a fiduciary capacity as trustee for the assets held. In connection with the formation of the trust, the Company in December 2003 made a cash contribution of K€ 35,955. The trust has invested this cash in a mutual fund managed by an unrelated third party that pursues a target allocation of not more than 30% in equities and 70% in fixed-income securities and cash.

Effective January 1, 2004 the Company adopted SFAS No. 132 (Revised), “Employers’ Disclosures about Pension and Other Postretirement Benefits.” This standard requires the disclosure of the components of net periodic benefit cost recognized during interim periods.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Pension expense for all plans included the following components:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
		(€ in thousands)
Service cost	221	242	662	727
Interest cost	516	541	1,548	1,622
Expected return on assets	(501)	(18)	(1,504)	(54)
Amortization of:
Unrecognized net actuarial (gains) losses	4	12	11	35
Unrecognized prior service cost	19	19	57	57

Net pension cost	259	796	774	2,387

Warranty

Warranty accruals are established in the period the related revenue is recognized. The estimate is based on managements’ estimate and historical experience by specific product type.

Warranty provisions consist of the following:

	September 30,
	2004	2003
	(€ in thousands)
Balance at beginning of period	3,625	3,774
Warranties issued during the period	1,085	612
Utilization of accruals	(103)	(146)
Releases	—	(39)
Foreign exchange translation adjustment	12	(74)

Balance at end of period	4,619	4,127

Segment Information

The Company evaluates the success and performance of its subsidiaries on the basis of their income before income tax. The accounting principles used in regional reporting are identical to those described in the Basis of Presentation.

The Company’s business activities include the development, manufacture, sale and service of vacuum pumps, vacuum components and instruments, as well as vacuum systems. The subsidiaries in the individual countries are independent legal entities with their own management. Consequently, segment reporting is country-based.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Information concerning the Company’s geographic locations is summarized as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
	(€ in thousands)		(€ in thousands)
Net Sales
Germany
Unaffiliated	18,556	16,734	54,599	47,083
Intercompany	11,701	10,469	37,129	30,435

	30,257	27,203	91,728	77,518
Europe excluding Germany	10,550	9,871	33,524	30,796
United States	9,315	8,468	25,813	23,084
Rest of World	983	901	4,079	2,450

	51,105	46,443	155,144	133,848
Intercompany eliminations	(11,900)	(10,804)	(37,652)	(31,572)

Total	39,205	35,639	117,492	102,276

Operating profit
Germany	4,359	3,238	13,746	5,511
Europe excluding Germany	901	712	2,832	1,854
United States	851	910	1,966	1,950
Rest of World	89	64	513	373

	6,200	4,924	19,057	9,688
Intercompany eliminations	(14)	110	145	86

Total	6,186	5,034	19,202	9,774

The Company decided to reorganize its unprofitable DVD business, which is part of its reporting segment Germany. In conjunction with this reorganization in the third quarter costs were recognized which impacted the operating profit with approximately € 1.7 million.

Income Tax Expense

Under German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax.

The Company’s effective tax rate for the three month period ended September 30, 2004 was 38.6% and 40.0% in the nine month period ended September 30, 2004, respectively.

PFEIFFER VACUUM TECHNOLOGY AG
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Results of Operations

Three Months Ended September 30, 2004 Compared to Three Months Ended September 30, 2003
(Percentages calculated based on amounts in thousands €)

Net Sales

The following table summarizes the Company’s net sales by geographical area:

	Three months ended
	September 30, 2004		September 30, 2003
	(€ in thousands)%		(€ in thousands)%
Net Sales
Germany	12,202	31.1	11,238	31.5
Europe excluding Germany	11,120	28.4	10,483	29.4
United States	9,274	23.7	8,458	23.7
Rest of World	6,609	16.8	5,460	15.4

Total	39,205	100.0	35,639	100.0

The Company’s total net sales increased by € 3.6 million or 10.0% from € 35.6 million in the three months ended September 30, 2003 to € 39.2 million in 2004. All geographical areas recorded an increase in revenues. The sales increased in Germany by € 1.0 million (8.6%) and in Europe excluding Germany by € 0.6 million (6.1%). Additionally, in the United States, a sales increase by € 0.8 million or 9.6% was recorded although revenue was adversely affected by the impact of the weak U.S. dollar. This exchange rate impact approximated € 0.8 million. The Company’s sales in the Asian market increased significantly by 21.0% or € 1.1 million.

Sales in turbo pumps, the Company’s most important product, increased by € 1.6 million or 13.0%. Additionally increased revenue of € 2.2 million (25.9%) was noted in vacuum components and instruments.

Order intake and Order backlog

Orders received amounted to € 35.2 million in the three months ended September 30, 2004 and decreased by € 1.0 million, from € 36.2 million in the previous year.

The Company’s backlog increased from € 24.4 million in 2003 by € 2.0 million to € 26.4 million in 2004.

Pfeiffer Vacuum reduced its order intake and order backlog in the third quarter 2004 by € 3,9 million due to insolvency of a customer of DVD-Systems.

Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time should not be construed to represent future levels of sales and orders generally.

PFEIFFER VACUUM TECHNOLOGY AG
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Gross Profit

Gross profit increased by € 1.4 million or 9.3% from € 15.0 million in the three month period ended September 30, 2003 to € 16.4 million in the comparable period in 2004. The Company’s gross margin decreased from 42.2% in 2003 to 41.9% in 2004.

Selling and Marketing Expenses

Selling and marketing expenses amounted to € 5.0 million with no change to the previous year. As a percentage of sales, selling and marketing expenses decreased from 14.0% to 12.8% primarily due to the higher net sales revenue.

General and Administrative Expenses

General and administrative expenses amounted to € 3.0 million in both the three month periods ended September 30, 2004 and 2003. The increased revenue led to a decrease of the general and administrative expenses as percentage of sales from 8.3% in 2003 to 7.7% in 2004.

Research and Development

Research and development expenses increased from € 2.1 million in the third quarter of 2003 to € 2.2 million in the third quarter of 2004. Due to the lower net sales revenue in 2003, the percentage of sales was 5.8% in 2003 and decreased to 5.6% in 2004.

The Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing. It expects research and development expenses in future will correspond to the current level. The Company expenses all research and development costs as they are incurred.

Operating Profit

Operating profit increased by € 1.2 million or 22,9% from € 5.0 million in the three months ended September 30, 2003 to € 6.2 million in the three months ended September 30, 2004. As a percentage of sales, the operating profit increased from 14.1% to 15.8%.

The Company decided to reorganize its unprofitable DVD business. In conjunction with this reorganization, expenses approximated € 1.7 million were recorded in operating profit.

Furthermore, operating profit is burdened with the negative exchange rate impact due to the strong Euro.

Interest Income

Interest income decreased by € 0.2 million in the third quarter 2004 to € 0.1 million. Cash decreased from € 68.9 million to € 40.8 million or by € 28.1 million in September 2004 compared to September 2003 primarily due to the pension trust cash contribution in December 2003 amounting to approximately € 36.0 million.

PFEIFFER VACUUM TECHNOLOGY AG
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Foreign exchange gain

The Company recorded in the three month period ended September 30, 2004 exchange gains amounting to € 0.1 million and in the previous year’s period € 0.4 million.

Income Tax Expense

The effective tax rate for the three month period ended September 30, 2004 was 38.6% compared to 47.0% in the respective period of 2003.

The decrease is primarily due to a change in German tax legislation in 2003 relating to tax credits on distributed earnings.

Net income

Net income increased by 27.8% from € 3.1 million in the third quarter of 2003 to € 3.9 million in the current period due to the factors discussed above.

Net income per Ordinary Share and ADR was € 0.45 (basic) and € 0.45 (diluted) in the three months ended September 30, 2004 compared to € 0.35 (basic) and € 0.35 (diluted) in the three months ended September 30, 2003.

PFEIFFER VACUUM TECHNOLOGY AG
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003
(Percentages calculated based on amounts in thousands €)

Net Sales

The following table summarizes the Company’s net sales by geographical area:

	Nine months ended
	September 30, 2004		September 30, 2003
	(€ in thousands)%		(€ in thousands)%
Net Sales
Germany	35,639	30.3	29,093	28.4
Europe excluding Germany	35,989	30.6	33,629	32.9
United States	25,655	21.8	23,067	22.6
Rest of World	20,209	17.3	16,487	16.1

Total	117,492	100.0	102,276	100.0

Total net sales increased significantly by € 15.2 million or 14.9% from € 102.3 million in the nine months ended September 30, 2003 to € 117.5 million in the nine months ended September 30, 2004. All geographical areas recorded an increase in revenues. The sales increased in Germany by € 6.5 million (22.5%) and in Europe excluding Germany by € 2.4 million (7.0%). Additionally, in the U.S., a sales increase by € 2.6 million or 11.2% was recorded although revenue was adversely impacted by the effect of the weak U.S. dollar. This exchange rate impact was approximated € 2.7 million. The Company’s sales in the Asian market increased significantly by € 3.7 million or 22.6%

Increased sales were noted in most product groups of the Company. Sales of turbo pumps, the Company’s most important product, increased by € 8.2 million or 21.9% from € 37.2 million for the nine months ended September 30, 2003 to € 45.4 million for the respective period in 2004. Sales in vacuum instrument and vacuum components increased by € 5.6 million or 21.6%. A slight decrease by € 0.3 million or 1.4% from € 19.1 million in 2003 to € 18.8 million in 2004 was recorded in service revenue.

Order-intake and Order-backlog

Orders received increased by € 11.0 million or 10.4%, from € 105.7 million in the nine months ended September 30, 2003 to € 116.7 million in the nine months ended September 30, 2004. € 3.5 million or 8.4% of this increase were recorded by the Company’s core product, turbo pumps. In addition, vacuum instruments and components increased by € 5.9 million or 24.2%, only offset by a small decrease in service orders amounting to € 0.3 million or 1.5%.

The Company’s backlog increased from € 24.4 million in 2003 by € 2.0 million to € 26.4 million in 2004.

Pfeiffer Vacuum reduced its order intake and order backlog in the third quarter 2004 by € 3,9 million due to insolvency of a customer of DVD-Systems.

Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time should not be construed to represent future levels of sales and orders generally.

PFEIFFER VACUUM TECHNOLOGY AG
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Gross Profit

Gross profit increased significantly from € 42.3 million in the first nine months of the year 2003 by € 8.8 million or 20.9% to € 51.1 million in same period in 2004. Gross profit as a percentage of net sales (“gross margin”) increased from 41.3% to 43.5% in the respective periods. An increase in sales and decrease in cost of sales led to these better margins. The Company’s cost cutting measures now bear fruit. The plant utilization enhanced.

Exchange rate differences between the Euro and the U.S. dollar influenced the gross profit adversely and accounted for approximately € 1.9 million.

Selling and Marketing Expenses

Selling and marketing expenses decreased by € 0.9 million from € 15.8 million in the nine month ended September 2003 to € 14.9 million in 2004. A reduction in sales and marketing manpower of 7,2% led to a decrease in selling and marketing expenses. As a percentage of sales, selling and marketing expenses decreased from 15.4% to 12.7%, primarily due to the higher net sales revenue position as well as a decrease in headcount.

General and Administrative Expenses

General and administrative expenses amounted to € 10.1 million in the first nine months of 2004 and increased by € 0.4 million from € 9.7 million in the prior year’s period. As a percentage of sales, general and administrative expenses decreased from 9.5% in 2003 to 8.6% in 2004 primarily due to increased net sales.

Research and Development

Research and development expenses decreased slightly from € 7.0 million in the period ended September 30, 2003 to € 6.9 million in 2004. Due to the higher net sales revenue in 2004, the percentage of sales was 6.8% in 2003 and decreased to 5.9% in 2004. The Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing and has invested in the needs of future markets, improving its market position and entering new markets. It expects research and development expenses in the future will correspond to the current level. The Company expenses all research and development costs as they are incurred.

Operating Profit

Operating profit increased significantly by € 9.4 million or 96.5% from € 9.8 million for the nine months ended September 30, 2003 to € 19.2 million for the nine months ended September 30, 2004. The Company was able to increase its net sales revenue and to decrease its operational costs. As a percentage of sales, operating profit increased from 9,6% to 16.3%.

The Company decided to reorganize its unprofitable DVD business. In conjunction with this reorganization, expenses approximated € 1.7 million were recorded in operating profit.

Interest Expense

Interest expense decreased in the nine month period ended September 30, 2004 by € 0.2 million because of the Kreditanstalt für Wiederaufbau loan repayment prior to loan maturity in 2003.

PFEIFFER VACUUM TECHNOLOGY AG
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Interest Income

Interest income amounted to € 0.8 million in the nine months ended September 30, 2004 compared to € 1.2 million in 2003. Cash decreased by € 28.1 million in September 2004 (€ 40.8 million) compared to September 2003 (€ 68.9 million) primarily due to the pension trust cash contribution in December 2003 amounting to approximately € 36.0 million.

Foreign exchange gain

The Company recorded in the nine month period ending in 2003 foreign exchange gains amounting to € 1.8 million and in the nine month period ending in 2004 € 0.8 million.

Income Tax Expense

The effective tax rate for the nine months ended September 30, 2004 was 40.0% compared to 47.0% in the respective period of 2003.

The decrease is primarily due to a change in German tax legislation in 2003 relating to tax credits on distributed earnings.

Net Income

Net income increased by 86.9% or € 5.8 million, from € 6.7 million in the first nine months of 2003 to € 12.5 million in the first nine months of 2004 for the reasons discussed above.

Net income per Ordinary Share and ADR was € 1.43 (basic) and € 1.43 (diluted) in the nine months ended September 30, 2004 compared to € 0.76 (basic) and € 0.76 (diluted) in the previous years period, respectively.

Liquidity and Capital Resources

The Company’s business continues to generate sufficient cash to fund its operations, including its working capital and capital expenditure requirements. In the nine months ended September 30, 2004, net cash provided by operating activities totaled € 19.9 million as compared to € 14.2 million for the same period in the previous year.

The increase in net cash provided by operating activities is primarily due to the significant increase in net income. Increased business orders led to an increase in inventories. The provision for income tax liabilities increased due to higher net income.

The Company’s use of cash in investing activities increased from € 0.6 million to € 2.7 million, primarily due to higher capital expenditures (€ 2.2 million) in 2004. The investments have been financed by the Company’s cash reserves.

PFEIFFER VACUUM TECHNOLOGY AG
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The decrease in cash flow used in financing activities, amounting to € 6.1 million in the first nine months of 2004 and € 15.7 million in the respective period in 2003 is primarily the result of a long-term debt repayment totaling € 9.0 million in 2003. The Company used its high cash position to repay its loan due to Kreditanstalt für Wiederaufbau. The dividend payment to the shareholders increased in 2004 by € 1.2 million.

Additionally, in 2003 the Company enforced a share buy back program. The treasury stock at September 30, 2003 accounted for approximately € 1.8 million and included the buy back of 75.136 non par value ordinary shares of the Company. At September 30, 2004 as well at December 31, 2003, the treasury stock accounted for approximately € 2.4 million and included 100,076 non par value ordinary shares. The authorization of the acquisition of treasury stock expired in December 2003. The shareholders authorized the Company in the annual meeting on June 16, 2004 to acquire treasury stock up to a maximum 10% of the share capital (including the acquired treasury stock and the shares which evolved from the conversion of the issued convertible bonds) through December 15, 2005.

In June 2004, the Company paid dividends to its shareholders amounting to € 6,083,366.80 for the fiscal year 2003.

The Company had no long-term debt as at June 30, 2004, except for convertible bonds related to employee participation programs.

PFEIFFER VACUUM TECHNOLOGY AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 29, 2004

PFEIFFER VACUUM TECHNOLOGY AG

By:	/s/ Wolfgang Dondorf
Wolfgang Dondorf
Chief Executive Officer

By:	/s/ Manfred Bender
Manfred Bender
Chief Financial Officer